FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2015

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T E LOVELL By T E LOVELL SECRETARY
Date: 2 February 2015

EXHIBIT INDEX

EXHIBIT NUMBER                                           EXHIBIT DESCRIPTION
99                                                                          Notice to London Stock Exchange dated 2 February 2015

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit 1:	Stock Exchange announcement dated 2 January 2015 entitled ‘Holding(s) in Company’
Exhibit 2:	Stock Exchange announcement dated 12 January 2015 entitled 'Director/PDMR Shareholding'
Exhibit 3:	Stock Exchange announcement dated 20 January 2015 entitled ‘Publication of Prospectus'
Exhibit 4:	Stock Exchange announcement dated 27 January 2015 entitled ‘Issue of Debt'
Exhibit 5:	Stock Exchange announcement dated 30 January 2015 entitled ‘Publication of Final Terms’

Exhibit 1:

HOLDING(S) IN COMPANY

The trustees of the Leverhulme Trust and the trustees of the Leverhulme Trade Charities Trust comprise the same individuals (together the “Trustees”) and in such capacity have held Ordinary shares of 3 1/9p in Unilever PLC (“Ordinary Shares”). The Trustees have held 68,531,182 Ordinary Shares on behalf of the Leverhulme Trust and 2,035,582 Ordinary Shares on behalf of the Leverhulme Trade Charities Trust.  Together the Trustees have therefore held 70,566,764 Ordinary Shares amounting to 5.5% of the voting rights in Unilever PLC.

Unilever PLC was informed today that (1) the ‘Leverhulme Trust’ had changed its legal status and become a charitable incorporated organisation named ‘The Leverhulme Trust’ and (2) the ‘Leverhulme Trade Charities Trust’ had changed its legal status and become a charitable incorporated organisation named ‘The Leverhulme Trade Charities Trust’.

As a consequence of these changes, we have received notification today that (1) the balance of shares held by the Trustees has reduced to zero and (2) the balance of shares held by the charitable incorporated organisation named ‘The Leverhulme Trust’ is 68,531,182 shares and (3) the balance of shares held by the charitable incorporated organisation named ‘The Leverhulme Trade Charities Trust’ is 2,035,582 shares.

The required TR-1 Notifications from both the Trustees and the charitable incorporated organisation named The Leverhulme Trust are provided below.
TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	UNILEVER PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):	Transfer of shares to a Charitable Incorporated Organisation under a Transfer Agreement agreed by the Charity Commission	Ö
3. Full name of person(s) subject to the notification obligation: iii	The trustees of ‘The Leverhulme Trust’ and ‘The Leverhulme Trade Charities Trust’
4. Full name of shareholder(s) (if different from 3.):iv
Niall William Arthur FitzGerald
Patrick Jean-Pierre Cescau
Paulus Geradus Josephus Maria Polman
Sir James Iain Anderson

in their capacity as trustees of ‘The Leverhulme Trust’ and ‘The Leverhulme Trade Charities Trust’

5. Date of the transaction and date on which the threshold is crossed or reached: v	31 December 2014
6. Date on which issuer notified:	31 December 2014
7. Threshold(s) that is/are crossed or reached: vi, vii	Below 3%.

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary Shares of 3 1/9 pence	70,566,764	70,566,764	0 (zero)	0 (zero)	0 (zero)	0 (zero)	0 (zero)

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
						Nominal	Delta

Total (A+B+C)
Number of voting rights			Percentage of voting rights
0 (zero)			0 (zero)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	N/A
14. Contact name:	Paul Read
15. Contact telephone number:	020 7042 9881

Unilever contact: Tonia Lovell, Group Secretary - 020 7822 5252

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	UNILEVER PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):	Transfer of shares to a Charitable Incorporated Organisation under a Transfer Agreement agreed by the Charity Commission	Ö
3. Full name of person(s) subject to the notification obligation: iii	The Leverhulme Trust (a charitable incorporated organisation)
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached: v	31 December 2014
6. Date on which issuer notified:	31 December 2014
7. Threshold(s) that is/are crossed or reached: vi, vii	Above 5%.

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary Shares of 3 1/9 pence	0 (zero)	0 (zero)	68,531,182	68,531,182	0 (zero)	Above 5%	0 (zero)

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
						Nominal	Delta

Total (A+B+C)
Number of voting rights			Percentage of voting rights
68,531,182			Above 5%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	N/A
14. Contact name:	Paul Read
15. Contact telephone number:	020 7042 9881

Unilever contact: Tonia Lovell, Group Secretary - 020 7822 5252

2 January 2015

Exhibit 2:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 12 January 2015 of the following transaction which took place on 9 January 2015:

Mr P L Sigismondi (PDMR) - purchase of 5 Unilever PLC Ordinary 3 1/9 pence shares at a price of 2658.8958p per share under the Unilever PLC Share Incentive Plan.

The above transaction was carried out in the UK

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:
REBECCA RIGBY - +44(0)207 822 5186

Name of authorised official of issuer responsible for making notification:
TONIA LOVELL - COMPANY SECRETARY

12 January 2015

Exhibit 3:

PUBLICATION OF PROSPECTUS

PUBLICATION OF SUPPLEMENTARY PROSPECTUS

The following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus dated 20 January 2015 relating to the Information Memorandum dated 2 May 2014 for the US$15,000,000,000 Debt Issuance Programme with Unilever N.V., Unilever PLC and Unilever Japan Holdings K.K. as issuers (the "Supplementary Prospectus").

To view the full document, please paste the following URL into the address bar of your browser:
http://www.rns-pdf.londonstockexchange.com/rns/6755C_-2015-1-20.pdf

In addition, a copy of the Supplementary Prospectus and the documents incorporated by reference therein have been submitted to the National Storage Mechanism and will be shortly available for inspection at
http://www.morningstar.co.uk/uk/NSM.

For further information, please contact:
Unilever PLC
Unilever House
100 Victoria Embankment
London EC4Y 0DY

T: +44 (0) 20 7822 5252
F: +44 (0) 20 7822 5464

20 January 2015

DISCLAIMER - INTENDED ADDRESSEES
Please note that the information contained in the Supplementary Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Information Memorandum) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Supplementary Prospectus you must ascertain from the Information Memorandum whether or not you are part of the intended addressees of the information contained therein.
Notes issued under the Debt Issuance Programme have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, such notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act. Your right to access this service is conditional upon complying with the above requirements. This announcement does not constitute an offer of securities, whether by Unilever PLC, Unilever N.V., Unilever Japan Holdings K.K. or otherwise.

SAFE HARBOUR
This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance.
Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Group's Annual Report on Form 20-F for the year ended 31 December 2013 and the Annual Report and Accounts 2013. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Exhibit 4:

ISSUE OF DEBT

Unilever prices a €750 Million bond on the EUROPean Market

London/Rotterdam, 27th January 2015. Unilever has announced €750,000,000 0.5% per cent Fixed Rate Notes due 3 February 2022, issued by Unilever NV and guaranteed by Unilever PLC and Unilever United States, Inc. The anticipated closing date of the offering is February 3rd 2015.
Sridhar Ramamurthy, Senior Vice President Finance - Treasury, Tax, Pensions & Insurance commented: "The response we've had to our second Euro bond in almost two years is very pleasing. This is a record low coupon for a Unilever Euro bond issuance."

Unilever plans to use the proceeds for general corporate purposes.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

27 January 2015

Media Enquiries: Please contact the Unilever Press Office at press-office.london@unilever.com or 0207 822 6719.

About Unilever:

Unilever is one of the world's leading suppliers of Food, Home and Personal Care products with sales in over 190 countries and reaching 2 billion consumers on any given day. It has 174,000 employees and generated annual sales of €48.4 billion in 2014. Over half of the company's footprint is in the faster growing developing and emerging markets (57% in 2014). Their portfolio includes Persil, Dove, Knorr, Domestos, Hellmann's, Lipton, Wall's ice cream, Marmite, Magnum and Lynx.

Unilever's Sustainable Living Plan (USLP) aims to double the size of the business whilst reducing environmental footprint and increasing positive social impact. It says the USLP is their strategic response to the challenges businesses face operating in an uncertain and volatile world.Its three goals are:

· Helping more than a billion people take action to improve their health and well-being

· Decoupling their growth from their environmental impact

· And enhancing the livelihoods of millions of people by 2020

Supporting these goals, the company has defined nine commitments, underpinned by targets encompassing social, environmental and economic areas. For more information about the Unilever Sustainable Living Plan at www.unilever.com/sustainable-living/.

Unilever was ranked number one in their sector in the 2014 Dow Jones Sustainability Index. In the FTSE4Good Index Series, they attained a top environmental score of 5, leading to inclusion in the FTSE4Good Environmental Leaders Europe 40 Index. In 2014 they led the list of Global Corporate Sustainability Leaders in the GlobeScan/SustainAbility annual survey - for the fourth year running. In 2014 Unilever was named in LinkedIn's Top 3 most sought-after employers across all sectors and is also LinkedIn's No. 1 most sought-after FMCG employer worldwide. For more information about Unilever and its brands, please visit www.unilever.com.

Safe Harbour

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever group (the "Group"). They are not historical facts, nor are they guarantees of future performance.
Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high ethical standards; and managing regulatory, tax and legal matters. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, NYSE Euronext in Amsterdam and the US Securities and Exchange Commission, including the Group's Annual Report on Form 20-F for the year ended 31 December 2013 and Annual Report and Accounts 2013. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Exhibit 5:

PUBLICATION OF FINAL TERMS: UNILEVER €750 MILLION BOND

On 27th January 2015 Unilever announced €750,000,000 0.5% per cent Fixed Rate Notes due 3 February 2022, issued by Unilever NV and guaranteed by Unilever PLC and Unilever United States, Inc. The anticipated closing date of the offering is 3 February 2015.

The Final Terms dated 30th January 2015 for this bond issuance are available for viewing.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/6696D_-2015-1-30.pdf

This announcement does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

30 January 2015

About Unilever:

Unilever is one of the world’s leading suppliers of Food, Home and Personal Care products with sales in over 190 countries and reaching 2 billion consumers on any given day. It has 174,000 employees and generated annual sales of €48.4 billion in 2014. Over half of the company’s footprint is in the faster growing developing and emerging markets (57% in 2014). Their portfolio includes Persil, Dove, Knorr, Domestos, Hellmann’s, Lipton, Wall’s ice cream, Marmite, Magnum and Lynx.

Unilever’s Sustainable Living Plan (USLP) aims to double the size of the business whilst reducing environmental footprint and increasing positive social impact. It says the USLP is their strategic response to the challenges businesses face operating in an uncertain and volatile world. Its three goals are:
•	Helping more than a billion people take action to improve their health and well-being
•	Decoupling their growth from their environmental impact
•	And enhancing the livelihoods of millions of people by 2020
Supporting these goals, the company has defined nine commitments, underpinned by targets encompassing social, environmental and economic areas. For more information about the Unilever Sustainable Living Plan at www.unilever.com/sustainable-living/.

Unilever was ranked number one in their sector in the 2014 Dow Jones Sustainability Index. In the FTSE4Good Index Series, they attained a top environmental score of 5, leading to inclusion in the FTSE4Good Environmental Leaders Europe 40 Index. In 2014 they led the list of Global Corporate Sustainability Leaders in the GlobeScan/SustainAbility annual survey - for the fourth year running. In 2014 Unilever was named in LinkedIn’s Top 3 most sought-after employers across all sectors and is also LinkedIn’s No. 1 most sought-after FMCG employer worldwide. For more information about Unilever and its brands, please visit www.unilever.com.

Safe Harbour

This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever group (the “Group”). They are not historical facts, nor are they guarantees of future performance.
Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high ethical standards; and managing regulatory, tax and legal matters. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, NYSE Euronext in Amsterdam and the US Securities and Exchange Commission, including the Group’s Annual Report on Form 20-F for the year ended 31 December 2013 and Annual Report and Accounts 2013. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.